SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Wins Two Prestigious 2015 Wall Street Letter Institutional Trading Awards for Client Service Excellence and Innovation Dated February 5, 2015

99.2	Press Release: Fast Company Ranks NICE Among World’s Most Innovative Companies – Again! Dated February 10, 2015

99.3	Press Release: NICE Engage Platform Achieves Cisco Compatibility Certification with the Cisco Solution Partner Program Dated February 17, 2015

99.4	Press Release: NICE Wins 2014 Big Data Customer Value Leadership Award for Latin America Dated February 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: March 5, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Wins Two Prestigious 2015 Wall Street Letter Institutional Trading Awards for Client Service Excellence and Innovation Dated February 5, 2015

99.2	Press Release: Fast Company Ranks NICE Among World’s Most Innovative Companies – Again! Dated February 10, 2015

99.3	Press Release: NICE Engage Platform Achieves Cisco Compatibility Certification with the Cisco Solution Partner Program Dated February 17, 2015

99.4	Press Release: NICE Wins 2014 Big Data Customer Value Leadership Award for Latin America Dated February 23, 2015